Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County
Taiwan

October 2, 2008

VIA EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Omphalos, Corporation
Form 10-KSB for the year ended December 31, 2007
Filed April 11, 2008
Form 10-Q for the quarter ended March 31, 2008
Form 8-K/A filed April 9, 2008
File No. 000-32341

Dear Ms. Tillan:

The following are responses of Omphalos Corporation (the “Company”) to the corresponding numbered comments in the July 24, 2008 letter from the Securities and Exchange Commission (the “Commission”). The Company will file an amended Form 10-KSB for the fiscal year ended December 31, 2007, and amended Form 10-Q for the quarter ended March 31, 2008 and an amended 10-Q for the quarter ended June 30, 2008, and an amended Form 8-K/A, promptly upon the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter (which approach was discussed by Ms. Julie Sherman with our securities counsel, Andy Smith, Esq. of Sichenzia Ross Friedman Ference LLP (646) 810-2180, prior to the preparation of this response).

Form 8-K/A filed April 9, 2008

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

1. We see that your current auditors, KCCW Accountancy Corp. refer to the reports of other auditors and that the financial statements for the year ended December 31, 2006 were audited by other auditors. Please note that if an audit report required to be filed includes reference to another accountant’s report, then the separate report of the other accountant must also be included in the filing. Further, auditors’ reports referring to each period for which audited financial statements are required must be included in the filing. Please amend your filing to include the appropriate audit reports.

Response

We will file an amended report on Form 8-K/A that will include the financial statements for the year ended December 31, 2006, prepared by Simon & Edward, LLP, and dated March 15 2007, together with a consent from Simon & Edward, LLP to permit the inclusion of the financial statements.

2. We note that Omphalos is the accounting acquirer. We also note that Omphalos changed auditors in fiscal 2007. As such, you should amend the Form 8-K to provide the disclosures required by Item 304 of Regulation S-K with respect to the changes in Omphalos’ auditor which occurred within 24 months prior to the date of Omphalos’ financial statements.

Response

On April 23, 2007, Omphalos Corp notified Simon & Edward, LLP that it was being dismissed as the Company’s independent registered public accounting firm and engaged KCCW Accountancy Corp. as its independent registered public accounting firm for the Company’s fiscal year ended December 31, 2007. The Company will include in its amended report on Form 8-K/A the disclosures required by Item 304 of Regulation S-K with respect to the changes in Omphalos’ auditor.

Consolidated and Combined Statements of Income, page 4

3. We note that you included ‘commission income’, ‘loss on disposal of fixed assets’, ‘loss due to inventory value decline’ and ‘gain on lawsuit settlement’ as part of your other non-operating income and expenses. Please tell us why you believe these items should be classified as non-operating expenses. Your explanation should include a discussion of how the underlying nature of each item does not related to your operating activities. Refer to paragraph 45 of SFAS 144, EITF 96-9 and Question 2 of SAB Topic 5.P.3. Please similarity address the classification of similar charges in your statement of operations for the three months ended March 31, 2008 included in your March 31, 2008 Form 10-Q, and for the six months ended June 30, 12008 included in your June 30, 2008 Form 10-Q.

Response

We have revised the Consolidated and Combined Statements of Income as follows:
•	to reclassify “commission income” and “gain on lawsuit settlement” as other operating income,
•	to reclassify “loss on disposal of fixed assets” to selling, general, and administrative expenses.
•	to reclassify “loss due to inventory value decline” to cost of sales.

The similar classification of similar charges have been made in the statements of operations for the three months ended March 31, 2008 included in our Form 10-Q for the period ended June 30, 2008, and for the six months ended June 30, 2008, included in our Form 10-Q for the period ended June 30, 2008.

Consolidated and Combined Statements of Shareholders’ Equity, page 5

4. We note you included a separate line item to reflect a two for one stock split and your disclosure in Note 8 that you gave retroactive effect to the stock split for all periods presented. Please explain why you have included this as a separate line item in the Statement of Shareholders’ Equity.

Response

We have revised the disclosure in Note 8 as follows: “All references to the number of common shares and the per common share amounts have been restated to reflect this stock split” to be consistent with the presentation of the Consolidated and Combined Statements of Shareholders’ Equity.

Consolidated and Combined Statements of Cash Flows, page 6

5. We see that you have included “acquisitions of Omaphlos, All Fine and All Fine ( B.V.I.)’ as a cash outflow from investing activities. Please clarify for us how you accounted for the ‘acquisition.’ We note your disclosure on page 7 that these entities were all under common control.

Response

We have revised the description of this line item from “Acquisition of Omphalos, All Fine, and All Fine (B.V.I.)” to “Distributions to Shareholders for Reorganization” in the Consolidated and Combined Statements of Cash Flows to more accurately reflect the nature of the transaction.

Note 1. Organization and Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 9

6. Please tell us, and in future filings disclose, the significant terms of the return rights, discounts, rebates and other allowances your provide to customers and how you determine the amount of any provisions for these items. Refer to SFAS 48 and EITF 0-19.

Response

The Company does not provide its customers the right to return products, nor does the Company give any sales rebates or allowances under normal course of business. For the years 2006 and 2007, sales returns, discounts, and allowances were $0. We will provide such explanation in future filings.

Warranty Costs, page 10

7. Please show us and include the disclosures required by paragraph 14(b) of FIN 45 in future filings. Otherwise, tell us why you are not required to provide these disclosures.

Response

We will include the disclosures required by paragraph 14(b) of FIN 45 in future filings, which includes a tabular reconciliation of the changes in the aggregate product warranty liability for the reporting period.

Concentrations, page 11

8. We note that for each of the years ended December 31, 2006 and 2007 you had three customers who accounted for more than 10% of your total revenues. Consistent with paragraph 39 of SFAS 131, please disclose in future filings the total amount: of revenues from each customer that represented 10 percent or more of your revenues.

Response

We will disclose in future filings the total amount of revenues from each customer that represented 10 percent or more of our revenues to be consistent with the disclosures required by paragraph 39 of SFAS 131.

Note 4, Income Taxes, page 14

9. We note that Omphalos (B.V.I.) and All Fine (B.V.I.) are incorporated in the British Virgin Islands and are not required to pay income tax. However, we also note that Omphalos and All Fine are incorporated in Taiwan and are subject to Taiwan tax law. It appears from your disclosure that there is no tax provision even under Taiwan tax law. Please tell us and revise future filings to explain why you reflect no tax amounts on your disclosures for 2006 and 2007.

Response

The statutory tax rate under Taiwan tax law is 25%. However, Omphalos and All Fine did not have taxable incomes for taxable years 2006 and 2007. As a result, no tax liability was incurred. We will provide such explanation in future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2008

10. In future filings, earnings or loss per share should be rounded to the nearest cent, in order not to imply a greater degree of precision than exists.

Response

Earnings or loss per share have been rounded to the nearest cent in the statements of operations included in the Form 10-Q for the six months ended June 30, 2008 and will continue to be reported in this manner.

Note 1. Organization and Summary of Significant Accounting Policies, page 11

Cash Equivalents. Investments, and Long-Term Investments, page 13

11. Please tell us whether or not you have reflected the adoption of SFAS 157 in your financial statements. We note that under paragraph 36 of SFAS 157 this statement was effective for your company as of January 1, 2008. Please also show us and provide the disclosures required by paragraph 32-35 and 39 in future filings.

Response

The balance of long-term investments as of March 31, 2008 was composed of certificates of deposit with maturities in excess of one year, which was carried at fair value. We have included the disclosures in the notes to the financial statements to reflect the adoption of SFAS 157 as follows:

Note 4. FAIR VALUE MEASUREMENTS

The Company adopted SFAS No. 157, effective January 1, 2008. SFAS No. 157 applies to “Long-term investments”, which were composed of certificates of deposit that were measured and reported on a fair value basis.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value of certificates of deposit, the Company uses the market approach. SFAS No. 157 establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available. The Company does not currently have any financial instruments utilizing Level 1 inputs.

Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The certificates of deposit, which were the only component of long-term investments, utilized Level 2 inputs. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

Level 3 - Valuations based on inputs that are unobservable and not corroborated by market data. The Company does not currently have any financial instruments utilizing Level 3 inputs. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The following table summarizes by level within the fair value hierarchy “Long-term investments” as of March 31, 2008.

	Level 2	Total
Long-term Investments
Certificates of deposit	$300,230	$300,230
	$300,230	$300,230

Note 4, Subsequent Event, page 15

12. We note your disclosure that you effected a one-for-three split of your common shares on April 15, 2008. It does not appear, however, that you have retroactively restated your financial statements for this stock split. We note your weighted average shares as of March 31, 2007 and March 31, 2008 are reported on your income statement as 81,996,275 and 86,949,297, respectively. Please reflect the stock split retroactively in your future filings, or tell us why retroactive presentation is not appropriate.

Response

We have revised the weighted average shares and per share amounts for the periods ended March 31, 2007 and March 31, 2008 on the income statements and disclosures on Note 5 to the financial statements to reflect the stock split retroactively. This will be reflected in our Form 10-Q/A for the six months ended June 30, 2008.

Exhibit 31.1 and 31.2

13. We note that identification of the certifying individual at the beginning of the certification required by Exchange Act 13a-14(1) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response

This will be reflected in our Form 10-Q/A for the three months ended March 31, 2008 and in the Form 10-Q/A for the six months ended June 30, 2008, and in future filings.

14. We note the following:

s	You replaced the word ‘registrant’ with the words ‘small business issuer’ in the third and fourth paragraphs.
s	You deleted the phrases ‘, including its consolidated subsidiaries,‘ and ‘within those entitles’ from paragraph 4(a).

s	You added the word ‘and’ to the end of paragraph 4(b).
s	You deleted the phrase ‘procedures and’ from paragraph. 4(c).
s	You replaced the phrase ’; and’ with a period at the end of paragraph 4(d).
s	You deleted the phrase of internal control over financial reporting from paragraph 5.
s	You deleted the phrases ‘and material weakness’ and ‘over financial reporting’ and ‘are reasonably likely to’ and the word ‘information’ from paragraph 5 (a).
s	You added the word ‘could’ and the phrase ‘data and have identified for the registrant’s auditors any material weakness in internal controls in paragraph 5(a).
s	You added an ‘s’ to the word ‘control’ in paragraphs 5(a) and 5(b).

Please revise future filings, including any amendment, to include certifications that are consistent with the language in Item 601(b)(31)of Regulation S-K. This will be reflected in our Form 10-Q/A for the three months ended March 31, 2008 and in the Form 10-Q/A for the six months ended June 30, 2008, and in future filings.

15. We note that it appears you are required to comply with items 308(a) and 308(b) of Regulation S-K. However, you continue to omit the introductory language in paragraph 4 referring to internal control over financial reporting. Please either amend your Form 10-Q to nclude corrected certifications, or tell us why the company is not required to include the referenced language. Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraph 1, 2, 4 and 5 of the certification, including complying with any applicable comments related to our future filings. This will be reflected in our Form 10-Q/A for the three months ended March 31, 2008 and in the Form 10-Q/A for the six months ended June 30, 2008, and in future filings.

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response. Should you require further information, please contact me at 011-8863-322-9658. Otherwise, I look forward to hearing that your follow-up discussion with our counsel, Andy Smith, of Sichenzia Ross Friedman Ference LLP (646) 810-2180, went satisfactorily and that we should proceed promptly with the preparation and filing of our amended reports.

Very truly yours,

/s/ Sheng-Peir Yang
Sheng-Peir Yang
Chief Executive Officer, President and Chairman of the Board